Exhibit 99.48

SolarBank Submits Revised Pricing for 60 MWh of Battery Energy Storage Proposals to Ontario Independent Electricity System Operator on Behalf of Investors

● SolarBank submitted proposals for projects across Ontario utilizing Lithium Iron Phosphate technology

● If awarded, SolarBank will advance each project through permitting, engineering, procurement, construction, and commercial operation

● Awarded contracts are expected to operate under a 22-year contract with additional revenue earned from Ontario’s energy and ancillary markets

Toronto, Ontario, June 20, 2023 — SolarBank Corporation (CSE: SUNN; OTC: SUUNF; FSE: GY2) (“SolarBank” or the “Company”) is pleased to announce the submission of revised pricing for three separate proposals, following submission of the full proposals in early 2023, to the Independent Electricity System Operator’s (“IESO”) Expedited Long-Term 1 (“E-LT1”) Reliability Procurement in Ontario. The proposed projects are owned by Solar Flow-Through Funds and two First Nations communities in Ontario (the “Investors”). The proposals represent SolarBank’s initial foray into battery energy storage, a market forecast by Fortune Business Insights to grow at a 16.3% compound annual growth rate from 2022 to reach US$31.2 billion by 2029.1

SolarBank successfully obtained resolutions of support from local municipal councils for each project and will act as the project developer and engineer on behalf of the Investors. Should the projects be awarded, SolarBank will advance each project through permitting, engineering, procurement, construction, and commercial operation.

“We have extensive experience working with Ontario’s IESO and are very pleased to be interacting with them again as they remain proactive in energy reliability,” said Dr. Richard Lu, Chief Executive Officer at SolarBank. “As a market leading proponent of the IESO’s Feed-In-Tariff program, we secured multiple 20-year contracts for small-scale solar photovoltaic projects throughout the province, projects that continue to produce clean energy today. Now, as we aim to make our entrance into the battery energy storage markets, we are fortunate to have the opportunity to work with Solar Flow-Through Funds, First Nations, and, once again, the IESO to further galvanize the future of our company.”

The IESO works at the heart of Ontario’s power system, delivering key services across the electricity sector, including managing the power system in real-time, planning for the province’s future energy needs, enabling conservation, and designing a more efficient electricity marketplace to support sector evolution.

Addressing the province’s projected grid reliability needs, the IESO is competitively securing capacity through an expedited procurement process. E-LT1 initial procurement capacity is slated at 1800 megawatts (“MW”). The IESO plans to launch a 2200 MW LT1 procurement later in 2023 and an LT2 procurement after LT1.

Transmission and distribution-connected battery storage projects provide reliability benefits to existing electricity grids. In what is known as energy arbitrage, the storage systems will discharge their capacity during periods of peak demand and high prices and then re-charge from the grid when demand and prices are low. Utilities and system operators pay for these benefits to the grid via capacity payments.

Contracts for the E-LT1 procurement require projects to be operational between May 2025 and May 2026. Each system is expected to operate under a 22-year contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The systems will also earn revenue from the energy and ancillary markets in Ontario.

The projects in SolarBank’s submissions are in three different areas of Ontario. Each has a 4.99 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology. Lithium Iron Phosphate technology allows for the greatest number of charge/discharge cycles, making it the optimal selection for stationary energy storage systems.

There are several risks associated with the proposals set forth in this news release. Firstly, there is no certainty that the Company’s proposals will be accepted as submitted or at all. If the proposals are not accepted the Company will not proceed with these projects, will not recover any costs expended in advancing the proposals and will not generate any related revenue or profits from operations. If the proposals are accepted there remain risks related to the construction of the projects and their ultimate successful operation. There is not certainty the projects will be completed on schedule or that they will operate in accordance with their design capacity. The development of any project is subject to receipt of required permits and the continued availability of third-party financing arrangements for the Company. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for battery storage systems, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

1 https://www.fortunebusinessinsights.com/industry-reports/battery-energy-storage-market-100489

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clear energy projects with a combined capacity of over 70 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding industry trends and overall market growth; the Company’s growth strategies; the expected energy production from the battery storage projects mentioned in this press release; the megawatt capacity and type of future solar projects; and the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: the Company’s bid is accepted; obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the final long form prospectus of the Company dated February 10, 2023, and other public filings of the Company, which include: the Company’s bid is not accepted and the battery storage projects do not proceed; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.